First Quarter 2016 Earnings Call Presentation



April 28, 2016

Safe Harbor Statement

Forward-Looking Statements

Certain statements in this presentation are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the fact they use words such as "should," "expect," "anticipate," "estimate," "target," "may," "project," "guidance," "intend," "plan," "believe" and other words and terms of similar meaning and expression. Such statements are likely to relate to, among other things, a discussion of goals, plans and projections regarding financial position, results of operations, cash flows, market position, market growth and trends, product development, product approvals, sales efforts, expenses, capital expenditures, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings and financial results. Forward-looking statements can also be identified by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations that involve inherent risks, uncertainties and assumptions that may cause actual results to differ materially from expectations as of the date of this presentation. These risks include, but are not limited to: (1) the ability to sustain brand strength, particularly the Enfa family of brands; (2) the effect on the company's reputation of real or perceived quality issues; (3) the effect of regulatory restrictions related to the company's products; (4) the adverse effect of commodity costs; (5) increased competition from branded, private label, store and economy-branded products; (6) the effect of an economic downturn on consumers' purchasing behavior and customers' ability to pay for product; (7) inventory reductions by customers; (8) the adverse effect of changes in foreign currency exchange rates; (9) the effect of changes in economic, political and social conditions in the markets where we operate; (10) changing consumer preferences; (11) the possibility of changes in the Women, Infant and Children (WIC) program, or participation in WIC; (12) legislative, regulatory or judicial action that may adversely affect the company's ability to advertise its products, maintain product margins, or negatively impact the company's reputation or result in fines or penalties that decrease earnings; and (13) the ability to develop and market new, innovative products. For additional information regarding these and other factors, see the company's filings with the United States Securities and Exchange Commission (the SEC), including its most recent Annual Report on Form 10-K, which filings are available upon request from the SEC or at www.meadjohnson.com. The company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Factors Affecting Comparability – Non-GAAP Financial Measures

This presentation contains non-GAAP financial measures, which may include non-GAAP net sales, gross profit, certain components of operating expenses, EBIT, earnings and earnings per share information. The items included in GAAP measures, but excluded for the purpose of determining the above listed non-GAAP financial measures, include significant income/expenses not indicative of underlying operating results, including the related tax effect and, at times, the impact of foreign exchange. The above listed non-GAAP measures represent an indication of the company's underlying operating results and are intended to enhance an investor's overall understanding of the company's financial performance and ability to compare the company's performance to that of its peer companies. In addition, this information is among the primary indicators the company uses as a basis for evaluating company performance, setting incentive compensation targets and planning and forecasting of future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. Tables that reconcile non-GAAP to GAAP disclosure are included in the Appendix.

This presentation should be reviewed in conjunction with the transcript for the company's first quarter 2016 earnings conference call as well as the company's earnings release and Form 10-Q for the first quarter of 2016.

For more information:
Kathy MacDonald, Vice President – Investor Relations
Mead Johnson Nutrition Company
847-832-2182   kathy.macdonald@mjn.com

Sequential Sales Improvement in Q1 of 1.5%*

Sales: Sequential



*Constant Dollar**

+0.3%

+1.5%

1Q 2015   2Q 2015   3Q 2015   4Q 2015   1Q 2016

Sales: Year Over Year

$ in Millions

	1Q 2016
Reported Sales	**$962**
Change versus 1Q 2015	
Constant Dollar	(6%)
Foreign Exchange	(6%)
Reported Dollar	(12%)

*Growth on a Constant Dollar basis, calculated on base period average rates.

Continued Significant Foreign Exchange Headwind

Foreign Exchange Impact*

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016
Net Sales ($ Mil)	($56)	($43)	($69)	($62)	($64)

Foreign Exchange Impact on Sales*



	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016
	(5%)	(4%)	(6%)	(6%)	(6%)

Favorable / Unfavorable

Asia
Latin America
North America/Europe

*Versus same period, prior year.

4

1Q 2016 Gross Margin in Line with Annual Guidance

Non-GAAP



Strong A&P Investments Continued in 1Q 2016



A&P as % of Sales

13.2%	18.4%	16.0%	15.6%	15.8%
1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016

Fuel for Growth Savings Reinvested into A&P

$ in Millions
Non-GAAP

	Actual	**1Q 2016** **vs. 1Q 2015** **Constant $**	**% of Sales**
A&P	$152	11%	15.8%
SG&A	$195	(10%)	20.3%
R&D	$25	(1%)	2.6%
Total Operating Expense	$372	(2%)	38.7%

Strong Start to Fuel for Growth Initiative

Non-GAAP

SG&A by Function



SG&A Corporate Headquarters
(Like for Like)[2]



90%+ of 2016 savings secured

(1) Selling, General and Administrative expenses on a constant dollar basis.
(2) SG&A Corporate excludes specified and other items that affect comparability.

1Q 2016: EBIT Margin by Segment

$ in Millions
Non-GAAP

	Asia	Latin America	North America & Europe	Corporate & Other	Total Company
EBIT	**$169**	**$41**	**$82**	**($48)**	**$244**
vs. 1Q 2015, Constant $	*(22%)*	*(11%)* *+22% ex-VZ*	*+9%*	*+30%*	*(10%)*
vs. 1Q 2015, Reported $	*(27%)*	*(29%)*	*+5%*	*+29%*	*(19%)*
EBIT Margin	**33.8%**	**25.5%**	**27.2%**		**25.4%**
Change vs. 1Q 2015	*-600 bps*	*-250 bps*	*+190 bps*		*-200 bps*

Financial Results: From EBIT to Net Income

$ in Millions, except for per share data
Non-GAAP

1Q 2016

	Actual	Change vs. 1Q 2015	
		Reported	Constant $
EBIT	$244	(19%)	(10%)
Interest Exp.	$26	90%	
Tax	$51	(21%)	
ETR	23.2%		
Net Income	$163	(27%)	
Non-GAAP EPS	$0.87	(20%)	(11%)
Diluted Shares – Average*	186.7		

*Same as shares ending March 31, 2016

EPS Development

Non-GAAP



*2015 Share Repurchase impact is net of increase in interest expense, as repurchases were financed with long-term debt.

11

1Q 2016 Specified Charge was Mainly Venezuela Change

- Venezuela government revised currency system in March 2016
- MJN recognized devaluation and fixed asset impairment charges[1]
- Continuing to maintain local presence and operational capabilities

$ in Millions	Devaluation	Impairment	Total	3/31/2016 Remaining Assets
Monetary Assets	($32)	--	($32)	$1
Non-Monetary Assets[2]	--	($46)	($46)	$8
Total	**($32)**	**($46)**	**($78)**	**$9**

No impact to non-GAAP earnings 2016 guidance

(1) Refer to the Company's Form 10-Q for first quarter 2016 for further information.
(2) Long-lived and other assets

Cash Movement

$ in Millions


$1,701
$160
$56
$77
$26
$1,702
Jan 1, 2016
Cash from Operations
Capex
Dividends
Foreign Exchange & Other, mainly Venezuela*
March 31, 2016

*Venezuela attributed to devaluation of cash balances

2016 Guidance

Full Year Guidance[1]

| Sales | No change | Constant $ 0% to 2% | Reported $ (4%) to (6%) |

| Non-GAAP EPS | No change | $3.48 - $3.60 |

| GAAP EPS[2] | Change Specified Items (from $0.12 to $0.57) | $2.91 - $3.03 |

(1) Guidance provided in the company's press release on April 28, 2016.
(2) GAAP EPS is likely to be impacted by future mark-to-market pension adjustments which cannot be estimated.

Appendix

Reconciliation of Non-GAAP to GAAP Results

This presentation contains non-GAAP financial measures, which may include non-GAAP net sales, gross profit, certain components of operating expenses, EBIT, earnings and earnings per share information. The items included in GAAP measures, but excluded for the purpose of determining the above listed non-GAAP financial measures, include significant income/expenses not indicative of underlying operating results, including the related tax effect and, at times, the impact of foreign exchange. The above listed non-GAAP measures represent an indication of the company's underlying operating results and are intended to enhance an investor's overall understanding of the company's financial performance and ability to compare the company's performance to that of its peer companies. In addition, this information is among the primary indicators the company uses as a basis for evaluating company performance, setting incentive compensation targets and planning and forecasting of future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. Tables that reconcile non-GAAP to GAAP disclosure follow and appear elsewhere in this presentation.

Reconciliation of Non-GAAP to GAAP Results Q1

$ in Millions except for per share data	Three Months Ended March 31, 2016						Three Months Ended March 31, 2015				Q1 16 vs. Q1 15 - % Change — Increase / (Decrease)			% Change Due to Foreign Exchange on Non-GAAP
		Specified Items [a]						Specified Items [a]						
	GAAP	Mark-to-Market Pension	Fuel For Growth	Venezuela	All Other	Non-GAAP	GAAP	Investigation Accrual	All Others [b]	Non-GAAP	GAAP	Non-GAAP	Non-GAAP Constant Dollar	
NET SALES	$ 962.1	$—	$—	$—	$—	$ 962.1	$ 1,094.4	$—	$—	$ 1,094.4	(12%)	(12%)	(6%)	(6%)
Cost of Products Sold	347.6	(2.1)	—	—	—	345.5	393.5	—	—	393.5	(12%)	(12%)	(7%)	(5%)
GROSS PROFIT	614.5	2.1	—	—	—	616.6	700.9	—	—	700.9	(12%)	(12%)	(6%)	(6%)
GROSS MARGIN %	63.9%	0.2%	—%	—%	—%	64.1%	64.0%	—%	—%	64.0%				
Operating Expenses:														
Selling, General and Administrative	198.9	(3.4)	—	—	—	195.5	233.2	—	(0.8)	232.4	(15%)	(16%)	(10%)	(6%)
Advertising and Promotion	151.8	—	—	—	—	151.8	144.4	—	—	144.4	5%	5%	11%	(6%)
Research and Development	25.4	(0.6)	—	—	—	24.8	25.9	—	—	25.9	(2%)	(4%)	(1%)	(3%)
Other (Income)/Expenses – net	88.3	—	(9.1)	(78.2)	(0.8)	0.2	12.2	(12.0)	(2.2)	(2.0)	n/m	n/m	n/m	n/m
TOTAL OPERATING EXPENSES	464.4	(4.0)	(9.1)	(78.2)	(0.8)	372.3	415.7	(12.0)	(3.0)	400.7	12%	(7%)	(2%)	(5%)
EARNINGS BEFORE INTEREST AND INCOME TAXES	150.1	6.1	9.1	78.2	0.8	244.3	285.2	12.0	3.0	300.2	(47%)	(19%)	(10%)	(9%)
EBIT as a % of Sales	15.6%	0.6%	0.9%	8.1%	0.2%	25.4%	26.1%	1.1%	0.3%	27.4%				
Interest Expense – net	26.2	—	—	—	—	26.2	13.8	—	—	13.8				
EARNINGS BEFORE INCOME TAXES	123.9	6.1	9.1	78.2	0.8	218.1	271.4	12.0	3.0	286.4				
Provision for Income Taxes	47.2	2.1	1.5	—	(0.1)	50.7	64.3	—	0.2	64.5				
Effective Tax Rate	38.1%	(0.2%)	(1.4%)	(13.1%)	(0.2%)	23.2%	23.7%	(1%)	(0.2%)	22.5%				
NET EARNINGS	76.7	4.0	7.6	78.2	0.9	167.4	207.1	12.0	2.8	221.9				
Less Net Earnings/(Loss) Attributable to Noncontrolling Interests	4.0	—	0.1	—	—	4.1	(0.3)	—	—	(0.3)				
NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS	$ 72.7	$ 4.0	$ 7.5	$ 78.2	$ 0.9	$ 163.3	$ 207.4	$ 12.0	$ 2.8	$ 222.2				
Earnings per Share– Diluted Net Earnings Attributable to Shareholders	$0.39	$0.02	$0.04	$0.42	$—	$0.87	$1.02	$0.06	$0.01	$1.09	(62%)	(20%)	(11%)	(9%)

Certain figures do not sum due to rounding.

[a] All Specified Items are included in Corporate and Other.

[b] Specified Items include legal, settlement and related costs, severance and other expenses.

Reconciliation of Sequential Sales

$ in Millions	
Fourth Quarter 2015 Sales	$ 967.0
First Quarter 2016 Sales	962.1
Percentage Change in Sales on a GAAP basis	(0.5%)
Impact of Foreign Exchange	2.0%
Percentage Change in Sales in Constant Dollars	1.5%
Third Quarter 2015 Sales	$ 977.5
Fourth Quarter 2015 Sales	967.0
Percentage Change in Sales on a GAAP basis	(1.1%)
Impact of Foreign Exchange	1.4%
Percentage Change in Sales in Constant Dollars	0.3%

Corporate and Other Expenses

	Three months ended March 31,		% Change		
$ in Millions	2016	2015	Reported	Foreign Exchange	Constant Dollar
Corporate and Other expenses	($141.8)	($81.9)			
Specified Items	94.2	15.0			
Corporate and Other, excluding Specified Items	($47.6)	($66.9)	(29%)	1%	(30%)

2016 Q1 Sales as reported

Sales as reported	Three Months Ended March 31,		% Change				
$ in millions	2016	2015	Reported	Foreign Exchange	Constant Dollar	Impact of Venezuela	Excluding Venezuela
Asia	$ 500.6	$ 581.0	(14%)	(5%)	(9%)	--	--
Latin America	160.3	204.4	(22%)	(16%)	(6%)	(13%)	7%
North America/Europe	301.2	309.0	(3%)	(2%)	(1%)	--	--
Net Sales	**$ 962.1**	**$ 1,094.4**	(12%)	(6%)	(6%)	(2%)	(4%)

2016 Q1 EBIT as reported

EBIT as reported	Three Months Ended March 31,		% Change				
$ in Millions	2016	2015	Reported	Foreign Exchange	Constant Dollar	Impact of Venezuela	Excluding Venezuela
Asia EBIT	$ 169.1	$ 231.5	(27%)	(5%)	(22%)	--	--
Latin America EBIT	40.8	57.3	(29%)	(18%)	(11%)	(33%)	22%
North America/Europe EBIT	82.0	78.3	5%	(4%)	9%	--	--

2016 Q1 Constant Dollar

$ in millions except for per share data	Three Months Ended March 31, 2016		
	Gross Margin %	Earnings Per Share	SG&A
GAAP	63.9%	$0.39	$198.9
Specified Items	0.2%	0.48	(3.4)
Non-GAAP[1]	64.1%	0.87	195.5
Impact of Foreign Exchange	0.5%	0.10	12.7
Constant Dollar Non-GAAP	**64.6%**	**$0.97**	**$208.2**

[1] See "Reconciliation of Non-GAAP to GAAP Results Q1" for a reconciliation of these Non-GAAP measures.